Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen Insured California Dividend Advantage Municipal Fund
333-58702
811-09449

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, with the meeting being subsequently adjourned to October 22, 2007 and then adjourned to November 8, 2007, at this meeting shareholders were asked to vote on a new Investment Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment
management agreement
 <c>Common and MuniPreferred shares
 voting together as a class
   For
            7,881,610
   Against
               318,941
   Abstain
               356,200
   Broker Non-Votes
            2,790,520
      Total
          11,347,271



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950134-07-018710.